Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2022
Confidential

These financial statements and supplementary schedule are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood Ave.
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Koukal 416-263-9530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – if individual, state last, first, middle name)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Sean Koukal__ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Georgeson Securities Corporation__ , as of __June 30__ , 20__22__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____


Sen Koukal
Signature

NA Controller
Title




Irene Insun Choe
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Securities Corporation
Index
June 30, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Georgeson Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Georgeson Securities Corporation (the "Company") as of June 30, 2022, and the related statements of income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3 as of June 30, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated



whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
August 25, 2022

We have served as the Company's auditor since 2004.

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2022

Assets		
Cash and cash equivalents	$	2,426,680
Cash segregated for regulatory purposes		3,137,043
Receivable from affiliates		710,185
Prepaid and other assets		494,286
Accounts receivable		379,873
Income tax refund due		11,563
Total assets	$	7,159,630
Liabilities and Stockholder's equity		
Amounts owed to customers	$	402,832
Amounts owed to clearing broker		312,232
Payable to affiliates		174,392
Accrued expenses		87,532
Deferred tax liability		894
Total liabilities	$	977,882
Stockholder's equity		
Common stock, $0.01 par value; 1,000 shares authorized,		
203 shares issued and outstanding	$	10
Paid-In capital		954,813
Retained earnings		5,226,925
Total stockholder's equity	$	6,181,748
Total liabilities and stockholder's equity	$	7,159,630

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2022

Revenue

Revenue earned from affiliates	$	6,462,377
Fee revenue		465,003
Dealer manager revenue		117,500
Interest income		8,336
Total revenue	$	7,053,216

Expenses

Compensation and benefits	$	1,276,935
Brokerage commissions		4,720,134
Transfer agent expenses		111,625
General and administrative expenses		263,986
Technology expenses		17,645
Occupancy expenses		56,966
Total expenses	$	6,447,291
Income before income taxes	$	605,925
Income tax expense		154,724
Net income	$	451,201

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2022

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance as of June 30, 2021	203	$ 10	$ 954,813	$ 4,775,724	$ 5,730,547
Net Income	-	-	-	451,201	451,201
Balance as of June 30, 2022	203	$ 10	$ 954,813	$ 5,226,925	$ 6,181,748

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2022

Cash flows from operating activities		
Net income	$	451,201
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts receivable		(305,982)
Increase in deferred tax liability		1,729
Increase in prepaid and other assets		(134,727)
Decrease in receivable from affiliates		147,261
Increase in payable to affiliates		174,392
Decrease in income tax refund due		1,780
Increase in amounts owed to clearing broker		235,798
Increase in accrued expenses		15,929
Decrease in amounts owed to customers		(271,009)
Net cash provided by operating activities	$	316, 372
Increase in cash, cash equivalents and restricted cash	$	316,372
Cash, cash equivalents and restricted cash at beginning of the year	$	5,247,351
Cash, cash equivalents and restricted cash at end of the year	$	5,563,723

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Notes to Financial Statements
June 30, 2022

1. **Organization and Basis of Presentation**

   Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson LLC (the "Parent" or "GLLC"), an indirect subsidiary of Computershare US (the "US Parent Company). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

   The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. The Company engages in services to SEC registrants with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. The Company carries customer balances associated with GLLC's Asset Reunification business. The Company is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes

   Cash and Cash Equivalents
   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at year end.

   Cash Segregated for Regulatory Purposes
   In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers. The amounts owed to customers consists of funds in the sales settlement account waiting to be paid out to customers, funds in transit that are waiting to be paid out to customers and funds for uncashed checks over 1 year old which are held as part of the customer reserve under Rule 15c3-3.

   The following table provides a reconciliation of cash and restricted cash reported within the Statement of Cash Flows as of June 30, 2021 and June 30, 2022.

	June 30, 2021	June 30, 2022
Cash and cash equivalents	$ 2,051,476	$ 2,426,680
Cash segregated for regulatory purposes	3,195,875	3,137,043
Total cash, cash equivalents and cash segregated for regulatory purposes	$ 5,247,351	$ 5,563,723

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue earned from affiliates - Fixed Fees
The performance obligation for fixed fee revenue earned from affiliates is satisfied over a period of time. Since services are performed over the course of the year, the annual fee is recognized in twelve equal monthly increments. Fixed Fees were $1,833,333 for the year ending June 30, 2022.

Revenue earned from affiliates - Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are earned when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Variable brokerage commissions were $4,629,044 for the year ending June 30, 2022.

10b-18 Revenue
The Company engages in services to SEC registrants with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. Rule 10b-18, which was adopted in 1982, provides a voluntary "safe harbor" from liability for manipulation under Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 10b-5 under the Exchange Act, when a SEC registrant or its affiliated purchaser bids for or purchases shares of the SEC registrant's common stock in accordance with the Rule 10b-18's manner, timing, price, and volume conditions. The fees are paid by the SEC registrant clients and are outlined in the 10b-18 agreements between GSEC and the SEC registrant clients. Revenue is included in the Fee revenue line on the Statement of Income. Revenue is recognized at a point in time, per share for trading activity on the date.

Dealer Manager Revenue
The Company acts as the registered broker dealer and is contracted to provide services directly with the SEC registrants. Dealer manager services are for corporate actions such as equity and debt tender offers, consent solicitations, self-tenders, exchange offers and rights offers.

Interest income
Interest income, which includes earning credits of balances held at financial institutions, is recognized as earned.

Income Taxes

The results of operations for the Company are included in the consolidated federal and certain state income tax returns of Computershare US. The Company also files income tax returns in some states on a stand alone basis.

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Income in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company recognizes interest and penalties related to unrecognized tax benefits as an adjustment to income tax expense. The Company has performed an evaluation of its tax positions and has concluded that as of June 30, 2022, there were no significant uncertain tax positions requiring recognition in its financial statements.

The tax years that remain open for federal purposes are the years ended June 30, 2019 and forward while certain state income tax jurisdictions remain open from June 30, 2017 and forward.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Non-Financial Instruments

The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers and affiliates) approximate the reported value due to their short-term nature.

Credit Losses

Measurement of Credit Losses on financial instruments, which replaces the incurred loss methodology that is referred to as the current expected credit loss (CECL) methodology under ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets including Receivables from affiliates.

The Company recognizes as an allowance its estimate of lifetime expected credit losses. The Company performed an evaluation of trade receivables to determine whether it is "probable that the entity will collect substantially all of the consideration to which it will be entitled" for goods or services transferred to the customer (the "collectability threshold") along with its historical write-off history. The approach is based on the Company's historical default rates over the expected life of the trade receivables and is adjusted to reflect current economic conditions as well as reasonable future economic conditions. To arrive at the CECL amount, the Company applied the adjusted historical loss rates to trade receivable balances outstanding at period-end by delinquency/ days past due category at the end of the reporting period. This evaluation takes into account the customer's ability and intention to pay the consideration when it is due along with incorporating changes in the forward-looking estimates. There was no credit allowance at June 30, 2022.

3. **Amounts owed to Clearing Broker**

    All shareholder transactions are cleared through the Company's clearing broker, BofA Securities Inc. At June 30, 2022, the amount payable to the clearing broker is $312,232 which is included in amounts owed to clearing broker on the Statement of Financial Condition.

4. **Related Party Transactions**

    In accordance with an expense sharing agreement, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) usage of office space or resources directly supporting the Company incurred by the Computershare group on the Company's relative number of full time employees in comparison to other affiliates of the group or percent of revenue or estimated usage to which such services are provided. For the year ended June 30, 2022, utilities and other property-related expenses charged back to the Company totaled $56,966 which is included in Occupancy expenses on the Statement of Income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, technology services provided by affiliates to the Company. For the year ended June 30, 2022, infrastructure and system support charges totaled $17,645. This is included in the Technology expenses on the Statement of Income.

The Company has an agreement with the Parent regarding dealer manager services. The amount of these fees that were charged back to the Company totaled $111,625 including expenses for services performed on its behalf by its Parent. These fees are included in the Transfer agent expenses on the Statement of Income.

The employee benefit expenses for the Company are paid for by Computershare Inc. An affiliate has established a qualified retirement plan covering full-time, salaried employees and certain part-time employees. Expenses under this plan are accrued each year, and the costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $46,930 as its matching contribution to the plan for the year ended June 30, 2022, which is recorded within Compensation and benefits on the Statement of Income.

In addition to providing retirement benefits, Computershare Inc. provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $76,911 which is recorded in compensation and benefits.

The Company serves as a broker dealer for transactions initiated by its affiliates. Revenue of $6,462,377 was recognized from affiliated companies during the year ended June 30, 2022. Dealer manager services are for corporate actions that must run through the broker dealer such as equity and debt tender offers, consent solicitations, self tenders, exchange offers and rights offers. Dealer manager revenue with the Parent accounted for $117,500. Both amounts are separately disclosed on the Statement of Income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2022, the receivable from affiliates and the payable to affiliates amounted to $710,185 and $174,392 respectively.

5. Regulatory Requirements

The Company is subject to the net capital requirement of the Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which specifies, among other things, minimum net capital requirements for registered broker dealers. The Net Capital Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the the Net Capital Rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2022, the Company had net capital of $4,599,477 which was $4,349,477 in excess of its required net capital of $250,000. At June 30, 2022, the Company had no aggregate debit items.

The Company is also subject to reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "Customer Protection Rule"). Under the Customer Protection Rule customer free credit balances must be segregated and maintained in a Special Account for the Exclusive Benefit of Customers.

In accordance with the Customer Protection Rule, the Company has segregated cash of $3,137,043 in a special reserve account for the benefit of customers. Pursuant to the Company's 15c3-3 calculation, $402,832 was required to be on deposit at June 30, 2022.

6. **Income Taxes**

The income tax expense for the year ended June 30, 2022 consists of the following:

Current tax expense from continuing operations

Federal	$	119,288
State		33,707
Total	$	152,995

Deferred tax expense from continuing operations

Federal	$	1,225
State		504
Total	$	1,729

Income tax expense (benefit) from continuing operations	$	154,724

The Company is allocated its share of the indirect US Parent Company's federal and combined state and city income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized are generally recorded as a payable to or receivable from Computershare US Services Inc., a direct subsidiary of the US Parent Company.

The components of deferred tax asset and liabilities are as follows at June 30, 2022:

Deferred tax asset

Provision for annual leave	$	2,756
Total deferred tax assets	$	2,756

Deferred tax liabilities

Other investments	$	(3,650)
Total deferred tax liabilities	$	(3,650)

Net deferred tax asset/ (liability)	$	(894)

The difference between the tax expense derived by applying the federal statutory income tax rate to net income before federal income taxes and the total expense recognized in the financial statements from continuing operations is as follows:

Tax at U.S. statutory rate of 21%	$	127,244
State tax provision net of federal benefit	$	26,326
Other	$	1,154
Income tax expense from continuing operations	$	154,724

7. Contingencies

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

8. Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements during the year ended June 30, 2022.

9. Segregated Cash

Cash of $3,137,043 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $402,832 was required to be on deposit at June 30, 2022.

10. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with depository institutions in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has performed an assessment of its relationships and believes that its credit risk is limited.

11. Subsequent Events

The Company has evaluated subsequent events through August 25, 2022, no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2022

Schedule I

Net capital		
Total stockholder's equity	$	6,181,748
Deductions		
Non-allowable assets:		
Accounts receivable		379,873
Receivable from affiliates		710,185
Prepaid and other assets		475,001
Deferred and other tax assets		14,319
Net Capital	$	4,602,370
Combined Aggregate Debit Items	$	-
Haircut on securities		2,893
Net Capital	$	4,599,477
Computation of basic net capital requirement		
Minimum required net capital (the greater of $250,000 or 2% of		
Combined aggregate debit items)		250,000
Excess net capital over minimum required	$	4,349,477

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's June 30, 2022 Form X-17a-5, as dated July 26, 2022.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2022

Free credit balances in customers' securities accounts	$	402,832
Market value of securities in excess of 40 calendar days and which have not been confirmed		-
Total credits		402,832
Total debits		-
Excess of total credits over total debits	$	402,832
Amount held on deposit in reserve bank account	$	3,137,043

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's June 30, 2022 X-17a-5, as date June 26, 2022.

Georgeson Securities Corporation
Information Relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
As of June 30, 2022   **Schedule III**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.

    A. Number of Items   0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    A. Number of Items   0

Georgeson Securities Corporation
General Assessment Reconciliation on form SIPC-7
June 30, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended June 30, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Avenue
Edison, NJ 08837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Park (201) 386-3340

2. A. General Assessment (item 2e from page 2) — $3,500 A.

B. Less payment made with SIPC-6 filed (**exclude interest**) — (1,679 B.)

Date Paid ______

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 1,821 C.

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $______

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $1,821 C.

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of August, 20 22.

FINOP Business Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2021
and ending June 30, 2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $7,053,218   D.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 4,720,134   E.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions — 4,720,134

2d. SIPC Net Operating Revenues — $2,333,084   F.

2e. General Assessment @ .0015 — $3,500   A.

(to page 1, line 2.A.)

2



Report of Independent Accountants

To the Board of Directors of Georgeson Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Georgeson Securities Corporation (the "Company") for the year ended June 30, 2022. Management of Georgeson Securities Corporation is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: SIPC-6 assessment payment dated January 28, 2022 in the amount of $1,679 was compared to the HSBC account # 183555 bank payment detail listing obtained from Scott Park, GSC FINOP, reference number 852368H02502 dated January 28, 2022, noting no differences. Payment dated August 9, 2022 in the amount of $1,821 was compared to the HSBC account #183555 bank payment detail listing obtained from Scott Park, GSC FINOP, reference number 47016DU018HY dated August 9, 2022, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 to the Total revenue amount of $7,053,218 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2022 noting a difference of $2.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(3), commissions, of $4,720,134 to page 4 of the audited Form X-17A-5, noting no differences.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $2,333,084 and $3,500, respectively of the Form SIPC-7, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Georgeson Securities Corporation and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
August 25, 2022

2

Georgeson Securities Corporation
Compliance Report
June 30, 2022



Georgeson

Georgeson Securities Corporation
Member FINRA, SIPC

118 Fernwood Avenue
Edison New Jersey 08837
Telephone 1 866 785 6787

Georgeson Securities Corporation's Compliance Report

Georgeson Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended June 30, 2022. A material weakness has been identified in the internal control over compliance as follows: The Company's internal controls over compliance were not designed to send account statements that complied with Rule 2231 of the Financial Industry Regulatory Authority
3. The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended June 30, 2022 because of the material weakness described above
4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2022; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, Cynthia Nisley, Sean Koukal and Scott Park, swear (or affirm) that, to the best of our knowledge and belief, this Compliance Report is true and correct.

Signatures of:

1) Cynthia Nisley
President of Georgeson Securities Corporation
DocuSigned by:
Cindy Nisley
C9DD0E843CF344B...

2) Sean Koukal
Computershare N.A Controller
DocuSigned by:
Sean Koukal
09B6C4BBF6174FD...

3) Scott Park
FinOp Business Controller of Georgeson Securities Corporation
DocuSigned by:
Scott Park
C286ACB64599439...

Report as of August 25, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation

We have examined Georgeson Securities Corporation's assertions, included in the accompanying Georgeson Securities Corporation's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was not effective during the year ended June 30, 2022 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was not effective as of June 30, 2022 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2022, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. §240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended June 30, 2022, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2022, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2022 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Georgeson Securities Corporation's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, Massachusetts 02210
T: 617 530 5000; F: 617 530 5001, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying compliance report, the following material weakness was identified in the Company's internal control over compliance as of and during the year ended June 30, 2022:

- The Company's internal controls over compliance were not designed to send account statements that complied with Rule 2231 of the Financial Industry Regulatory Authority.

In our opinion,

- because of the material weakness referred to above, the Company's internal control over compliance with the financial responsibility rules was not effective as of and during the year ended June 30, 2022,

- the Company was in compliance with the net capital rule and the reserve requirements rule as of June 30, 2022, and

- the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 25, 2022